SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 14, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 14, 2017 regarding “Changes to Ericsson’s nomination committee”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: July 14, 2017

PRESS RELEASE JULY 14, 2017

Changes to Ericsson’s nomination committee

Effective July 14, 2017, Johan Forssell, Investor AB, will replace Petra Hedengran, Investor AB, as chairman in Ericsson’s (NASDAQ:ERIC) Nomination Committee.

The Nomination Committee for the Annual General Meeting of shareholders 2018 now consists of:

•	Johan Forssell, Investor AB (Chairman);

•	Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse;

•	Christer Gardell, Cevian Funds;

•	Anders Oscarsson, AMF Försäkring och Fonder;

•	Johan Held, Afa Försäkring; and

•	Leif Johansson, the Chairman of the Board of Directors.

Shareholders who wish to submit proposals to the Nomination Committee are welcome to contact the Nomination Committee. Proposals must be received by the Nomination Committee in due time before the Annual General Meeting to ensure that the proposals can be considered.

CONTACT THE NOMINATION COMMITTEE:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

E-mail: nomination.committee@ericsson.com

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit

www.ericsson.com/press

FOLLOW US:

www.twitter.com/ericsson

www.facebook.com/ericsson

www.linkedin.com/company/ericsson www.youtube.com/ericsson

MORE INFORMATION AT:

News Center

PRESS RELEASE JULY 14, 2017

Ola Rembe, Head of External Communications, Ericsson

Phone: +46 10 719 69 92

E-mail: ola.rembe@ericsson.com

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.